

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

March 1, 2023

Enerplus to Present at the 51st Annual Scotia Howard Weil Energy Conference – March 7

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Wade D. Hutchings, Senior Vice-President and Chief Operating Officer, will provide an update on Enerplus' operations during a presentation at the 51st Annual Scotia Howard Weil Energy Conference in Miami, Florida on March 7, 2023, at 2:30 PM ET. Investors are invited to listen to a live webcast of the presentation at:

https://wsw.com/webcast/bns36/erf/1525852. A replay will be available for 90 days on www.enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304